UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Virage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92763Q 10 6

(CUSIP Number)

12/31/2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763Q 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-*

	6.	Shared Voting Power -0-*

	7.	Sole Dispositive Power -0-*

	8.	Shared Dispositive Power -0-*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* Effective 9/2/03, Virage, Inc. was acquired by Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales. Each outstanding share of Virage, Inc. common stock was converted into the right to receive $1.10 in cash.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-*

	6.	Shared Voting Power -0-*

	7.	Sole Dispositive Power -0-*

	8.	Shared Dispositive Power -0-*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* Effective 9/2/03, Virage, Inc. was acquired by Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales. Each outstanding share of Virage, Inc. common stock was converted into the right to receive $1.10 in cash.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-*

	6.	Shared Voting Power -0-*

	7.	Sole Dispositive Power -0-*

	8.	Shared Dispositive Power -0-*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* Effective 9/2/03, Virage, Inc. was acquired by Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales. Each outstanding share of Virage, Inc. common stock was converted into the right to receive $1.10 in cash.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-*

	6.	Shared Voting Power -0-*

	7.	Sole Dispositive Power -0-*

	8.	Shared Dispositive Power -0-*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* Effective 9/2/03, Virage, Inc. was acquired by Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales. Each outstanding share of Virage, Inc. common stock was converted into the right to receive $1.10 in cash.

Item 1.
	(a)	Name of Issuer Virage, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 411 Borel Ave., #100 S, San Mateo, CA 94402

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92763Q 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 5.
	(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 5.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 5. Messrs. Anderson, Baker, Younger and Coxe are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒ – See Exhibit A, Note 1.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2004
Date
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature

EXHIBIT A TO SCHEDULE 13G - VIRAGE, INC.

Name of Originator	Aggregate Number of Shares Beneficially Owned		% of Total Shares
	Individual	Aggregate

David L. Anderson	0 Note 1		0.0%
		0 Note 1	0.0%

G. Leonard Baker, Jr.	0 Note 1		0.0%
		0 Note 1	0.0%

William H. Younger, Jr.	0 Note 1		0.0%
		0 Note 1	0.0%

Tench Coxe	0 Note 1		0.0%
		0 Note 1	0.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Final filing for the reporting person. Effective 9/2/03, Virage, Inc. was acquired by Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales. Each outstanding share of Virage, Inc. common stock was converted into the right to receive $1.10 in cash.